Saputo

Nathalie Rolland ☎ (514) 328-3320
Fax: 514-328-3322
Courriel/E-Mail : nathalie.rolland@saputo.com

02060990

November 25, 2002

SUPPL

United States Security and Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

SEC MAIL PROCESSING
RECEIVED
DEC 02 2002
WASH. D.C. 180 SECTION

Attention : Public Reference Room

Re : Saputo inc., File Number 82-34670

Saputo Inc.

6869, boul. Métropolitain E

Saint-Léonard (Québec)

Canada H1P 1X8

Tél. : (514) 328-6662

www.saputo.com

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto Saputo's financial statement for its second quarter ended September 30, 2002, which document has been filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours truly,

Nathalie Rolland
Attorney

NR/rtf

Encls.

dl 1/13

Interim Report
Fiscal 2003

Saputo



2nd Quarter

Message to Shareholders
and Analysis of Operating Results and Financial Position

We are pleased to present the results for the second quarter of fiscal 2003 for Saputo Inc., the largest dairy processor in Canada and one of the leading cheese producers in North America.

Highlights of the Second Quarter •

- Net earnings of $42.1 million or $0.41 (basic) per share, an increase of 1.5% as compared to the second quarter of fiscal 2002. This amount takes into account the recording of an expense relative to the stock-based compensation in the amount of $0.735 million or $0.007 (basic) per share.
- EBITDA[1] in the Dairy Products Sector (Canada) of $48.5 million, up 11% compared to the same period last year.
- EBITDA in the Dairy Products Sector (United States) of $31.6 million, down 18.6% in comparison with the $38.8 million for the same period last year.
- Average selling price per pound of cheese on the American market down 33.7% as compared to the same period last year, representing a decrease of US$0.57 a pound.
- Unfavourable impact of about $9 million on EBITDA and of approximately $70 million on revenues in the Dairy Products Sector (United States) owing to cheese price conditions on the American market during the quarter as compared to the same period in the previous fiscal year.
- Sales volume in the Dairy Products Sector (United States) up 12.5% (11.1% since the beginning of the fiscal year) as compared to the same quarter last year.
- EBITDA in the Grocery Products Sector of $8.4 million.
- Cash generated before changes in non-cash working capital items of $66.5 million, up 8.5% compared to the same period a year earlier.
- Repayment of $51.5 million in long-term debt and bank loans.

Operating Results •

Company revenues totaled $861.8 million for the second quarter of fiscal 2003, a decrease of 3.5% as compared to the $893.4 million for the same period last year. In the course of the quarter, the average selling price per pound of cheese on the American market, US$0.57 lower than it was during the same period last year, had a downward effect on Company revenues equal to roughly $70 million, obscuring the 12.5% growth in sales volume in the United States division of our Dairy Products Sector. Revenues since the beginning of the fiscal year are at $1.736 billion, as compared to the $1.766 billion for the corresponding period last year.

EBITDA for the second quarter of fiscal 2003 reached $87.6 million, compared to

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

$91.0 million for the same period last year. EBITDA would have risen had it not been for the unfavourable conditions connected with the selling price of cheese on the American market, which resulted in a shortfall of roughly $9 million during the quarter. Since the beginning of the fiscal year, this situation has given rise to a shortfall of roughly $20 million in EBITDA. For the six-month period ended September 30, 2002, EBITDA was $176.1 million, compared to $182.1 for the same period last year.

Net interest expense totaled $10.3 million for the quarter, compared to $13.7 million for the same period last year, reflecting not only interest saved as a result of long-term debt repayments but also more advantageous interest rates.

Income taxes totaled $17.4 million for the quarter, for an actual tax rate of 29.3%, compared to a rate of 31.2% last year. The lower rate stems among other things from the variations in the sources of revenues related to the different jurisdictions.

For the second quarter, net earnings totaled $42.1 million or $0.41 (basic) per share, an increase of 1.5% over the $41.5 million or $0.40 (basic) per share for the same period last year.

Accounting Policies •

In conformity with the suggestion of the Canadian Institute of Chartered Accountants (CICA) to use the fair value-based method of accounting, the Company entered stock-based payments on a prospective basis in its results beginning April 1, 2002. The effect of this expense on the results is $0.860 million (before income taxes) for the second quarter of fiscal 2003 and $1.720 million (before income taxes) for the six-month period ended September 30, 2002. Basic earnings per share and diluted earnings per share were affected by this expense, the effects of this expense for the three- and six-month periods ended September 30, 2002, representing $0.007 and $0.014 respectively.

Cash and Financial Resources •

Since the beginning of the fiscal year, cash generated before changes in non-cash working capital items amounted to $129.8 million or $1.26 (basic) per share, up 5.8% over the $122.7 million or $1.20 (basic) per share for the same period a year earlier.

The Company used this important cash inflow to repay $96.8 million in long-term debt and bank loans, $51.5 million of that during the quarter ended September 30, 2002, amounting to $20 million over and above its contractual commitments. The Company also earmarked an important part of these funds for additional capital expenditures of $32.3 million, $17 million of these during the second quarter. Roughly half of these amounts was allocated to replacement of certain of our fixed assets, and the balance towards improvement of our processes. These capital expenditures are part of the commitments of $64 million earmarked for the fiscal year 2003. Also during the quarter, the Company paid out $16 million in dividends. On September 30, 2002, the Company had working capital of $271.5 million, compared to $258.9 million on March 31, 2002. The ratio of interest-bearing debt to shareholders' equity went from 0.78 on March 31, 2002, to 0.60 on September 30, 2002. On September 30, the Company had unused bank credit facilities of approximately $225 million.

Financial Instruments, Risk and Uncertainty •

On September 30, 2002, only 4% of long-term debt was subject to interest-rate fluctuations, the rest being fixed directly or by means of interest swap contracts.

The Company realizes approximately 37% of its sales in the United States and is therefore exposed to currency exchange fluctuations. The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars. The Company is also subject to commodity pricing fluctuation.

The Company operates in the area of edible products intended for a broad range of consumers, and is diligent in applying all its quality-control procedures from start to finish of the process of manufacturing and marketing. For any other risks the Company could be exposed to, controls and mechanisms currently in place continuously enable the firm to reduce them.

Outlook •

Over the coming quarters we will complete the last phases in the integration of Canadian dairy activities, while continuing in our efforts to grow organically and by acquisition.

In the United States, our goal of increasing production volume by 13% remains unchanged, and we are actively seeking potential cheese-making acquisitions. Finding solutions to the volatility of prices on the American market remains a priority, in order to counteract the effects of that volatility on our results.

Our Bakery Division, this September 27, transferred the activities of the plant in Aurora, Ontario, to the facility in Sainte-Marie, Québec. The division just made its first deliveries of snack cakes to the United States, in early October, and will continue with its efforts to penetrate those markets where we are currently less represented.

In the month of October we carried out the closing, as announced earlier, of a cheese-making plant in the United States. We also announced, this past September, the shutdown of three Canadian cheese-making plants. One of those plants closed its doors at the end of October, while the two others will cease their activities during the course of the next year. These rationalizations are part of the uninterrupted analysis of our processes. The activities of these plants will be transferred to other facilities of the Company. After-tax costs related to these Canadian and American rationalizations will be approximately $4.1 million, including $1.8 million related to the devaluation of fixed assets. The Company expects to realize annual after-tax savings of roughly $4.9 million.

Information by Sector •

DAIRY PRODUCTS (CANADA)

Revenues for the second quarter of fiscal 2003 totaled $500.7 million, an increase of 1.4% over the $493.7 for the same quarter last year. On a cumulative basis, the $25.5 million improvement in the revenues over the previous fiscal year represents an increase of 2.6%.

EBITDA for the quarter amounted to $48.5 million, which represents an increase of 11% over the $43.7 million for the same period a year earlier. EBITDA margin for this

sector climbed from 8.9% last year to 9.7% during the quarter. These increases can be accounted for by the optimization of operations generated during the process of integrating Dairyworld, which was acquired in 2001.

Since the start of the fiscal year, EBITDA has progressed from $13.3 million to total $98 million on September 30, 2002.

DAIRY PRODUCTS (UNITED STATES)

Revenues for this quarter amounted to $319.1 million. Last year, for the same period, revenues were $354.7 million.

Despite a growth of 12.5% in our cheese sales volume during the quarter, our revenues took a downward turn equal to roughly $70 million because of an average selling price per pound of cheese that was US$0.57 lower than it was during the same period last year.

EBITDA for this quarter amounted to $31.6 million, a drop of $7.2 million from the $38.8 million in the same period the previous fiscal year. Certain important factors explain this decrease in the American sector's EBITDA. First, the average selling price per pound of cheese for the quarter was US$1.12, a drop of US$0.57 in relation to the US$1.69 of the same period last year. This situation created an important unfavourable effect on EBITDA given that the absorption basis of other costs were lessened. Combined with the favourable impact in the cost of milk, which maintained a level lower than its customary relation with the average selling price per pound of cheese, and with certain effects that prices on the American market had on our inventories, this situation reduced EBITDA by roughly $9 million for the quarter compared to the same period last year. Since the beginning of the fiscal year, American market conditions relative to the milk and cheese price situation have deprived the Company of nearly $20 million in EBITDA as compared to last year.

EBITDA margin for the quarter was 9.9%, having reached 10.9% for the same quarter the previous fiscal year.

GROCERY PRODUCTS

During the second quarter, revenues totaled $41.9 million and EBITDA reached $8.4 million, for a margin of 20.0%.

The decrease in revenues is accounted for by the transfer of manufacturing and marketing activities of cookies, fine breads and soups to Dare Foods in July 2001. That is, this year the Company's revenues contain no revenue relative to those activities, whereas revenues relative to those activities for a period of two weeks were included in those of the corresponding quarter last year.

Dividends •

The Board of Directors of the Company declared a dividend of $0.10 per share, payable on December 13, 2002, to shareholders of record as of November 29, 2002. This dividend is for the quarter ended September 30, 2002.

Lino Saputo
Chairman of the Board
and Chief Executive Officer

November 12, 2002

Consolidated Statements of
Earnings
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2002	2001	**2002**	2001
(in thousands of dollars, except per share amounts)				
Revenues	**$ 861,763**	$ 893,443	**$1,735,705**	$1,766,499
Cost of sales, selling and administrative expenses (Note 2)	**774,155**	802,413	**1,559,584**	1,584,360
Earnings before interest, depreciation and income taxes	**87,608**	91,030	**176,121**	182,139
Depreciation of fixed assets	**17,743**	17,085	**35,354**	35,342
Operating income	**69,865**	73,945	**140,767**	146,797
Interest on long-term debt	**10,804**	13,907	**22,472**	28,198
Other interest	**(481)**	(235)	**(728)**	(573)
Earnings before income taxes	**59,542**	60,273	**119,023**	119,172
Income taxes	**17,433**	18,815	**35,591**	37,437
Net earnings	**$ 42,109**	$ 41,458	**$ 83,432**	$ 81,735
Per share (Notes 4 and 5)				
Net earnings				
Basic	**$ 0.41**	$ 0.40	**$ 0.81**	$ 0.80
Diluted	**$ 0.40**	$ 0.40	**$ 0.80**	$ 0.79

The Company adopted the new Canadian Institute of Chartered Accountants accounting recommendations for stock-based compensation on April 1, 2002. These recommendations propose the fair value method to record stock options granted to employees. During the quarter ended September 30, 2002, the Company therefore used the fair value method accounting for stock-based compensation (Note 5).

Consolidated Statements of
Retained Earnings
(unaudited)

For the six-month periods ended September 30	**2002**	2001
(in thousands of dollars)		
Retained earnings, beginning of period	**$ 409,648**	$ 271,087
Net earnings	**83,432**	81,735
Dividends	**(16,023)**	(10,270)
Retained earnings, end of period	**$ 477,057**	$ 342,552

Segmented **Information**

(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2002	2001	**2002**	2001
(in thousands of dollars)				
Revenues				
Dairy products				
Canada	**$ 500,725**	$ 493,671	**$1,012,382**	$ 986,924
United States	**319,148**	354,742	**638,891**	673,864
	819,873	848,413	**1,651,273**	1,660,788
Grocery products	**41,890**	45,030	**84,432**	105,711
	$ 861,763	$ 893,443	**$1,735,705**	$1,766,499
Earnings before interest, depreciation and income taxes				
Dairy products				
Canada	**$ 48,507**	$ 43,738	**$ 97,996**	$ 84,709
United States	**31,559**	38,786	**62,616**	79,277
	80,066	82,524	**160,612**	163,986
Grocery products	**8,402**	8,506	**17,229**	18,153
Stock-based compensation charge (Note 5)	**(860)**	—	**(1,720)**	—
	$ 87,608	$ 91,030	**$ 176,121**	$ 182,139
Depreciation of fixed assets				
Dairy products				
Canada	**$ 7,317**	$ 7,153	**$ 14,631**	$ 14,562
United States	**9,066**	8,392	**17,987**	16,770
	16,383	15,545	**32,618**	31,332
Grocery products	**1,360**	1,540	**2,736**	4,010
	$ 17,743	$ 17,085	**$ 35,354**	$ 35,342
Operating income				
Dairy products				
Canada	**$ 41,190**	$ 36,585	**$ 83,365**	$ 70,147
United States	**22,493**	30,394	**44,629**	62,507
	63,683	66,979	**127,994**	132,654
Grocery products	**7,042**	6,966	**14,493**	14,143
Stock-based compensation charge (Note 5)	**(860)**	—	**(1,720)**	—
	$ 69,865	$ 73,945	**$ 140,767**	$ 146,797
Interest	**10,323**	13,672	**21,744**	27,625
Earnings before income taxes	**59,542**	60,273	**119,023**	119,172
Income taxes	**17,433**	18,815	**35,591**	37,437
Net earnings	**$ 42,109**	$ 41,458	**$ 83,432**	$ 81,735

Consolidated Statements of

Cash Flows

(unaudited)

(in thousands of dollars, except per share amounts)	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2002	2001	**2002**	2001
Cash flows related to the following activities:				
Operating				
Net earnings	**$ 42,109**	$ 41,458	**$ 83,432**	$ 81,735
Items not affecting cash				
Depreciation of fixed assets	**17,743**	17,085	**35,354**	35,342
Loss on disposal of fixed assets	**33**	—	**37**	—
Future income taxes	**6,582**	2,789	**10,972**	5,578
	66,467	61,332	**129,795**	122,655
Changes in non-cash operating working capital items	**30,562**	(9,989)	**23,447**	(32,428)
	97,029	51,343	**153,242**	90,227
Investing				
Additions to fixed assets	**(17,005)**	(17,532)	**(32,259)**	(29,358)
Proceeds on disposals of fixed assets	**965**	—	**1,518**	—
Other assets	**(2,223)**	695	**(1,706)**	(6,104)
	(18,263)	(16,837)	**(32,447)**	(35,462)
Financing				
Bank loans	**(6,502)**	9,031	**(26,757)**	(312)
Repayment of long-term debt	**(45,030)**	(30,000)	**(70,030)**	(40,000)
Issuance of share capital	**749**	1,130	**3,763**	3,456
Employee future benefits	**150**	312	**450**	576
Dividends	**(16,023)**	(10,270)	**(16,023)**	(10,270)
	(66,656)	(29,797)	**(108,597)**	(46,550)
Increase in cash	**12,110**	4,709	**12,198**	8,215
Effect of exchange rate changes	**1,691**	520	**2,471**	960
Cash, beginning of period	**5,720**	10,240	**4,852**	6,294
Cash, end of period	**$ 19,521**	$ 15,469	**$ 19,521**	$ 15,469
Supplemental information				
Interest paid	**$ 1,891**	$ 9,607	**$ 21,138**	$ 29,224
Income taxes paid	**$ 21,457**	$ 24,505	**$ 41,567**	$ 29,092
Per share (Note 4)				
Net inflow of cash related to operations before changes in non-cash operating working capital items				
Basic	**$ 0.64**	$ 0.60	**$ 1.26**	$ 1.20
Diluted	**$ 0.63**	$ 0.59	**$ 1.24**	$ 1.19

Consolidated
Balance Sheets

(in thousands of dollars)	September 30 2002 (unaudited)	March 31 2002 (audited)
Assets		
Current assets		
Cash	**$ 19,521**	$ 4,852
Receivables	**270,633**	272,895
Inventories	**379,816**	406,621
Income taxes	**5,862**	4,288
Future income taxes	**13,587**	13,781
Prepaid expenses and other assets	**7,280**	11,078
	696,699	713,515
Portfolio investment	**55,991**	55,991
Fixed assets	**650,674**	658,845
Goodwill	**569,561**	572,375
Other assets (Note 3)	**43,546**	41,859
Future income taxes	**4,080**	4,090
	$ 2,020,551	$ 2,046,675
Liabilities		
Current liabilities		
Bank loans	**$ 2,150**	$ 28,907
Accounts payable and accrued liabilities	**313,985**	305,752
Income taxes	**1,532**	17,393
Current portion of long-term debt	**107,500**	102,555
	425,167	454,607
Long-term debt	**493,646**	572,570
Employee future benefits	**13,397**	12,947
Future income taxes	**116,244**	105,963
	1,048,454	1,146,087
Shareholders' Equity		
Share capital (Note 5)	**463,585**	459,822
Retained earnings	**477,057**	409,648
Contributed surplus resulting from the recording of the stock-based compensation	**1,470**	—
Foreign currency translation adjustment	**29,985**	31,118
	972,097	900,588
	$ 2,020,551	$ 2,046,675

Notes
to the Consolidated Financial Statements
(in thousands of dollars)

1. Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements, with the exception of the recording of the stock-based compensation expense on a prospective basis since April 1, 2002. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2002.

2. Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating in the United States were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated in Canadian dollars using the average monthly exchange rates in effect during the fiscal years. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States. The change in the foreign currency translation has no impact on the results from operations.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the end of the year for current assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains resulting from this translation are included in the statement of earnings with "Cost of sales, selling and administrative expenses" and is represented by the following amounts:

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2002	2001	**2002**	2001
Foreign exchange gain	**$ 191**	$ 36	**$ 98**	$ 10

3. Other Assets

	September 30 2002	March 31 2002
Employee pension net benefit asset	**$ 27,746**	$ 26,561
Other	**15,800**	15,298
	$ 43,546	$ 41,859

4. Earnings per Share

The weighted average number of common shares outstanding for the three-month period ended September 30, 2002 is 103,389,462 (102,723,892 in 2001). For the six-month period ended September 30, 2002, this number is 103,335,771 (102,635,714 in 2001).

The weighted average number of common shares outstanding, including the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan is 104,624,321 (103,290,382 in 2001).

In 2001, the computations of basic and diluted earnings per share were adjusted retroactively as a result of the stock dividend declared to shareholders of record on November 23, 2001 which has the same effect as a two for one stock split.

5. Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	September 30 2002	March 31 2002
Issued		
103,405,553 common shares (103,184,447 at March 31, 2002)	**$ 463,585**	$ 459,822

221,106 common shares for an amount of $3,763,000 were issued during the six-month period ended September 30, 2002 pursuant to the share option plan.

Share Option Plan

During the six-month period ended September 30, 2002, the Company granted 934,965 options.

	Number of options	**Weighted average exercise price**
Balance, March 31, 2002	**3,258,967**	**$ 16.69**
Options granted on April 1, 2002	**934,965**	**$ 30.35**
Options exercised	**(221,106)**	**$ 17.02**
Options cancelled	**(93,932)**	**$ 19.55**
Balance, September 30, 2002	**3,878,894**	**$ 19.89**

5. Share Capital (cont'd)

Stock-Based Compensation

The Company adopted the new Canadian Institute of Chartered Accountants accounting recommendations for stock-based compensation on April 1, 2002. These recommendations propose the fair value method to record stock options granted to employees. During the quarter ended September 30, 2002, the Company therefore used the fair value method accounting for stock-based compensation.

The Company recorded a $735,000 ($860,000 before income taxes) and a $1,470,000 ($1,720,000 before income taxes) expense related to options granted for the three-month and six-month periods ended September 30, 2002 respectively.

The effect of the expense on basic earnings per share and fully diluted earnings per share is $0.007 for the three-month period ended September 30, 2002 and $0.014 for the six-month period ended on the same date.

The fair value of share purchase options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate:	5%
Expected life of options:	10 years
Volatility:	20%
Dividend rate:	1.3%

6. Comparative Figures

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

Rapport intérimaire
Exercice financier 2003

Saputo



2e trimestre

Message aux actionnaires
et analyse des résultats d'exploitation et de la situation financière

Nous sommes heureux de vous présenter les résultats du deuxième trimestre de l'exercice 2003 de Saputo Inc., le plus important transformateur laitier du Canada et l'un des chefs de file de la production fromagère en Amérique du Nord.

Faits saillants du deuxième trimestre •

- Bénéfice net de 42,1 millions de dollars ou 0,41 $ (de base) par action, en hausse de 1,5 % par rapport au deuxième trimestre de l'exercice 2002. Ce montant tient compte de la comptabilisation d'une charge relative à la rémunération à base d'actions d'un montant de 0,735 million de dollars ou 0,007 $ (de base) par action.

- BAIIA[1] du secteur Produits laitiers (Canada) de 48,5 millions de dollars, en hausse de 11 % comparativement à la même période l'an passé.

- BAIIA du secteur Produits laitiers (États-Unis) de 31,6 millions de dollars, en baisse de 18,6 % en comparaison des 38,8 millions de dollars de la même période l'an passé.

- Prix de vente moyen par livre de fromage sur le marché américain inférieur de 33,7 % par rapport à celui de la même période l'an passé, soit 0,57 $ US de moins la livre.

- Impact défavorable d'environ 9 millions de dollars sur le BAIIA et d'environ 70 millions de dollars sur les revenus du secteur Produits laitiers (États-Unis) dû aux conditions du prix du fromage sur le marché américain au cours du trimestre par rapport à la même période l'an passé.

- Volume de ventes du secteur Produits laitiers (États-Unis) en hausse de 12,5 % (11,1 % depuis le début de l'exercice) par rapport au même trimestre l'an passé.

- BAIIA du secteur Produits d'épicerie de 8,4 millions de dollars.

- Flux nets de trésorerie liés aux activités d'exploitation avant la variation des éléments hors caisse du fonds de roulement d'exploitation de 66,5 millions de dollars, en hausse de 8,5 % comparativement à la même période un an plus tôt.

- Remboursement de 51,5 millions de dollars de dette à long terme et d'emprunts bancaires.

Résultats d'exploitation •

Les revenus de la Société ont totalisé 861,8 millions de dollars pour le deuxième trimestre de l'exercice 2003, soit une baisse de 3,5 % par rapport aux 893,4 millions de dollars de la même période l'an passé. Au cours de ce trimestre, le prix de vente moyen par livre de fromage sur le marché américain, inférieur de 0,57 $ US par rapport à la même période l'an passé, a affecté les revenus de la Société à la baisse pour un montant d'environ 70 millions de dollars, masquant ainsi l'accroissement de 12,5 % du volume de ventes de la division américaine de notre secteur Produits laitiers. Depuis le début de l'exercice, les revenus se sont établis à 1,736 milliard de dollars comparativement à 1,766 milliard de dollars pour la même période l'an passé.

Le BAIIA du deuxième trimestre de l'exercice 2003 a atteint 87,6 millions de dollars comparativement à 91,0 millions de dollars pour la même période l'an dernier. Le BAIIA aurait été en hausse, n'eut été des conditions

[1] **Mesure des résultats non conforme aux principes comptables généralement reconnus**
La Société évalue son rendement financier en se basant sur le BAIIA qui est défini comme étant le bénéfice avant intérêts, impôts sur les bénéfices et amortissement. Le BAIIA n'est pas une mesure de rendement définie par les principes comptables généralement reconnus au Canada et, par conséquent, peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés.

défavorables reliées au prix de vente du fromage sur le marché américain qui ont représenté un manque à gagner d'environ 9 millions de dollars au cours du trimestre. Depuis le début de l'exercice, cette situation a entraîné un manque à gagner d'environ 20 millions de dollars au niveau du BAIIA. Pour la période de six mois terminée le 30 septembre 2002, le BAIIA s'est établi à 176,1 millions de dollars comparativement à 182,1 millions de dollars pour la même période l'an passé.

La dépense nette d'intérêts a totalisé 10,3 millions de dollars pour le trimestre comparativement à 13,7 millions pour la même période l'an passé, reflétant ainsi autant les intérêts économisés compte tenu des remboursements de la dette à long terme effectués que les taux d'intérêt plus avantageux.

Les impôts sur les bénéfices ont totalisé 17,4 millions de dollars au cours du trimestre, pour un taux d'imposition effectif de 29,3 % comparativement à un taux de 31,2 % l'an passé. La baisse de taux provient notamment des variations dans la provenance des revenus de nos différentes juridictions.

Au cours du dernier trimestre, le bénéfice net a totalisé 42,1 millions de dollars ou 0,41 $ (de base) par action, en hausse de 1,5 % sur les 41,5 millions de dollars ou 0,40 $ (de base) par action de la même période l'an passé.

Conventions comptables •
Conformément à la suggestion de l'Institut canadien des comptables agréés (ICCA) d'utiliser la méthode de la juste valeur, la Société a comptabilisé de façon prospective dans ses résultats les paiements à base d'actions à compter du 1er avril 2002. L'effet de cette charge sur les résultats est de 0,860 million de dollars (avant impôts sur les bénéfices) pour le deuxième trimestre de l'exercice 2003 et de 1,720 million de dollars (avant impôts sur les bénéfices) pour la période de six mois terminée le 30 septembre 2002. Le bénéfice de base par action et le bénéfice dilué par action ont donc été affectés par cette charge et, pour les périodes de trois et de six mois terminées le 30 septembre 2002, les effets de cette charge représentent respectivement 0,007 $ et 0,014 $.

Trésorerie et ressources financières •
Depuis le début de l'exercice, les flux nets de trésorerie liés aux activités d'exploitation avant la variation des éléments hors caisse du fonds de roulement d'exploitation se sont chiffrés à 129,8 millions de dollars ou 1,26 $ (de base) par action, en hausse de 5,8 % sur les 122,7 millions de dollars ou 1,20 $ (de base) par action de la même période un an plus tôt.

La Société a utilisé ces importantes rentrées de fonds pour rembourser 96,8 millions de dollars de dette à long terme et d'emprunts bancaires, dont 51,5 millions de dollars au cours du trimestre terminé le 30 septembre 2002, soit 20 millions de dollars en sus de ses engagements contractuels. La Société a également consacré une partie importante de ces fonds tirés de l'exploitation à des ajouts aux immobilisations de l'ordre de 32,3 millions de dollars, dont 17 millions de dollars durant le deuxième trimestre. Environ la moitié de ces montants a été consacrée au remplacement de certaines de nos immobilisations et le solde a été affecté à l'amélioration de nos processus. Ces ajouts d'immobilisations font partie des engagements de 64 millions de dollars prévus pour l'exercice 2003. Au cours du trimestre, la Société a également versé 16 millions de dollars en dividendes. Au 30 septembre 2002, la Société disposait d'un fonds de roulement de 271,5 millions de dollars comparativement à 258,9 millions de dollars au 31 mars 2002. Le ratio de dette portant intérêts sur les capitaux propres est passé de 0,78 au 31 mars 2002 à 0,60 au 30 septembre 2002.



Au 30 septembre dernier, la Société disposait de facilités de crédit bancaire non utilisées d'environ 225 millions de dollars.

Instruments financiers, risques et incertitudes •
Au 30 septembre 2002, seulement 4 % de la dette à long terme était sujette à des fluctuations de taux d'intérêt, le reste étant fixé directement ou par l'entremise de contrats de crédit croisés (contrats de *swap*).

La Société réalise approximativement 37 % de son chiffre d'affaires aux États-Unis et est donc exposée à la fluctuation de devises. Les flux de trésorerie liés aux activités américaines constituent une protection naturelle contre le risque de change lié aux dettes exprimées en dollars américains. La Société est également sujette à la fluctuation du prix des denrées.

La Société évolue dans le domaine des produits comestibles destinés à un large éventail de consommateurs et agit de façon diligente avec l'ensemble de ses procédés de contrôle de qualité tout le long du processus de fabrication et de commercialisation. Pour tout autre risque auquel la Société pourrait être exposée, les contrôles actuels et les mécanismes en place permettent continuellement de les atténuer.

Perspectives •
Au cours des prochains trimestres, nous finaliserons les dernières phases de l'intégration des activités laitières canadiennes, tout en poursuivant nos efforts de croissance organique et par acquisitions.

Aux États-Unis, notre objectif d'augmenter les volumes de production de 13 % demeure, et nous recherchons activement des acquisitions potentielles dans la fabrication de fromage. La mise en place de solutions à la situation de la volatilité des prix sur le marché américain demeure prioritaire dans le but de contrer son effet sur nos résultats.

Notre division Boulangerie a procédé, le 27 septembre dernier, au transfert des activités de l'usine d'Aurora, en Ontario, à l'usine de Sainte-Marie, au Québec. La division a également débuté ses premières livraisons de petits gâteaux aux États-Unis au début d'octobre et poursuivra ses efforts de pénétration dans les marchés où elle est actuellement moins bien représentée.

Au cours du mois d'octobre, nous avons procédé, tel qu'annoncé antérieurement, à la fermeture d'une usine de fabrication de fromage aux États-Unis. Nous avons également annoncé, en septembre dernier, la fermeture de trois usines de fabrication de fromage canadiennes. L'une de ces usines a fermé ses portes à la fin du mois d'octobre et les deux autres devraient cesser leurs activités au cours de la prochaine année. Ces rationalisations s'inscrivent dans le cadre de l'évaluation continue de nos processus. Les activités de ces usines seront transférées vers d'autres établissements de la Société. Les coûts après impôts sur les bénéfices reliés à ces rationalisations canadiennes et américaines seront d'environ 4,1 millions de dollars, dont 1,8 million de dollars sans incidence monétaire reliés à la dévaluation d'immobilisations. La Société s'attend à réaliser des économies annuelles après impôts sur les bénéfices d'environ 4,9 millions de dollars.

Information sectorielle •
PRODUITS LAITIERS (CANADA)
Les revenus du deuxième trimestre de l'exercice 2003 ont atteint 500,7 millions de dollars, une hausse de 1,4 % en comparaison des 493,7 millions de dollars du même trimestre de l'an passé. Sur une base cumulative, l'augmentation de 25,5 millions de dollars par rapport aux revenus de l'exercice précédent représente une hausse de 2,6 %.

Le BAIIA du trimestre s'est chiffré à 48,5 millions de dollars, ce qui représente une appréciation de 11 % sur les 43,7 millions de dollars de la même période un an plus tôt. La marge de BAIIA de ce secteur est passée de 8,9 % l'an dernier à 9,7 % au cours du trimestre. Ces hausses sont attribuables à l'optimisation des opérations au cours du processus d'intégration de Dairyworld, acquise en 2001.

Depuis le début de l'exercice, le BAIIA a progressé de 13,3 millions de dollars pour s'établir à 98 millions de dollars au 30 septembre 2002.

PRODUITS LAITIERS (ÉTATS-UNIS)
Les revenus de ce trimestre se sont établis à 319,1 millions de dollars. L'an dernier, pour la même période, les revenus se situaient à 354,7 millions de dollars.

Malgré la croissance de 12,5 % de notre volume de ventes de fromage au cours du trimestre, nos revenus ont été affectés à la baisse pour un montant d'environ 70 millions de dollars en raison du prix de vente moyen par livre de fromage inférieur de 0,57 $ US par rapport à celui de la même période l'an passé.

Le BAIIA de ce trimestre s'est soldé à 31,6 millions de dollars, en baisse de 7,2 millions sur les 38,8 millions de dollars de l'exercice précédent. Certains facteurs importants expliquent cette diminution du BAIIA du secteur américain. D'abord, le prix de vente moyen par livre de fromage du trimestre a été de 1,12 $ US, en baisse de 0,57 $ US par rapport au prix moyen de 1,69 $ US pour la même période l'an passé. Cette situation a créé un effet défavorable important sur le BAIIA étant donné la base d'absorption plus petite des frais autres que le lait. Combinée à l'impact favorable du coût du lait, qui s'est maintenu à un niveau inférieur à sa relation habituelle avec le prix de vente moyen par livre de fromage, ainsi qu'à certains effets, sur nos inventaires, des prix sur le marché américain, cette situation a privé le BAIIA d'environ 9 millions de dollars pour le trimestre en comparaison de la même période l'an dernier. Depuis le début de l'exercice, les conditions du marché américain relativement à la situation des prix du lait et du fromage ont privé la Société de près de 20 millions de dollars de BAIIA comparativement à l'an passé.

La marge de BAIIA du trimestre s'est établie à 9,9 % alors qu'elle avait atteint 10,9 % pour le même trimestre de l'exercice précédent.

PRODUITS D'ÉPICERIE
Au cours du deuxième trimestre, les revenus se sont élevés à 41,9 millions de dollars et le BAIIA a atteint 8,4 millions de dollars, pour une marge de 20,0 %.

La diminution des revenus s'explique par les activités de fabrication et de commercialisation de biscuits, de biscottes et de soupes cédées à Dare Foods en juillet 2001. Ainsi, aucun revenu relatif à ces activités n'est inclus à ceux de la Société, alors que des revenus relatifs à ces activités pour une période de deux semaines étaient inclus à ceux du trimestre correspondant de l'année dernière.

Dividendes •

Le Conseil d'administration de la Société a déclaré un dividende de 0,10 $ par action, payable le 13 décembre 2002 aux porteurs inscrits le 29 novembre 2002. Ce dividende est lié au trimestre qui a pris fin le 30 septembre 2002.

Lino Saputo
Président du Conseil d'administration
et chef de la direction

Le 12 novembre 2002

États consolidés des **résultats**

(non vérifiés)

(en milliers de dollars, sauf les données par action)	Pour les périodes de trois mois terminées les 30 septembre 2002	2001	Pour les périodes de de six mois terminées les 30 septembre 2002	2001
Revenus	**861 763 $**	893 443 $	**1 735 705 $**	1 766 499 $
Coût des ventes, frais de vente et d'administration (note 2)	**774 155**	802 413	**1 559 584**	1 584 360
Bénéfice avant intérêts, amortissement et impôts sur les bénéfices	**87 608**	91 030	**176 121**	182 139
Amortissement des immobilisations	**17 743**	17 085	**35 354**	35 342
Bénéfice d'exploitation	**69 865**	73 945	**140 767**	146 797
Intérêts de la dette à long terme	**10 804**	13 907	**22 472**	28 198
Autres intérêts	**(481)**	(235)	**(728)**	(573)
Bénéfice, compte non tenu des impôts sur les bénéfices	**59 542**	60 273	**119 023**	119 172
Impôts sur les bénéfices	**17 433**	18 815	**35 591**	37 437
Bénéfice net	**42 109 $**	41 458 $	**83 432 $**	81 735 $
Par action (notes 4 et 5)				
Bénéfice net				
De base	**0,41 $**	0,40 $	**0,81 $**	0,80 $
Dilué	**0,40 $**	0,40 $	**0,80 $**	0,79 $

La Société a appliqué prospectivement les recommandations de l'ICCA relatives à la rémunération et autres paiements à base d'actions, et ce, à compter du 1er avril 2002. Ces recommandations suggèrent que la méthode de comptabilisation à la juste valeur soit utilisée pour comptabiliser aux résultats la rémunération à base d'actions. Au cours du trimestre terminé le 30 septembre 2002, la Société a donc adopté la méthode de la juste valeur pour enregistrer l'octroi des options d'achat d'actions à ses employés (note 5).

États consolidés des **bénéfices non répartis**

(non vérifiés)

Pour les périodes de six mois terminées les 30 septembre	**2002**	2001
(en milliers de dollars)		
Bénéfices non répartis au début de la période	**409 648 $**	271 087 $
Bénéfice net	**83 432**	81 735
Dividendes	**(16 023)**	(10 270)
Bénéfices non répartis à la fin de la période	**477 057 $**	342 552 $

Information sectorielle

(non vérifiée)

(en milliers de dollars)	Pour les périodes de trois mois terminées les 30 septembre		Pour les périodes de de six mois terminées les 30 septembre	
	2002	2001	**2002**	2001
Revenus				
Produits laitiers				
Canada	**500 725 $**	493 671 $	**1 012 382 $**	986 924 $
États-Unis	**319 148**	354 742	**638 891**	673 864
	819 873	848 413	**1 651 273**	1 660 788
Produits d'épicerie	**41 890**	45 030	**84 432**	105 711
	861 763 $	893 443 $	**1 735 705 $**	1 766 499 $
Bénéfice avant intérêts, amortissement et impôts sur les bénéfices				
Produits laitiers				
Canada	**48 507 $**	43 738 $	**97 996 $**	84 709 $
États-Unis	**31 559**	38 786	**62 616**	79 277
	80 066	82 524	**160 612**	163 986
Produits d'épicerie	**8 402**	8 506	**17 229**	18 153
Charge relative à la rémunération à base d'actions (note 5)	**(860)**	–	**(1 720)**	–
	87 608 $	91 030 $	**176 121 $**	182 139 $
Amortissement des immobilisations				
Produits laitiers				
Canada	**7 317 $**	7 153 $	**14 631 $**	14 562 $
États-Unis	**9 066**	8 392	**17 987**	16 770
	16 383	15 545	**32 618**	31 332
Produits d'épicerie	**1 360**	1 540	**2 736**	4 010
	17 743 $	17 085 $	**35 354 $**	35 342 $
Bénéfice d'exploitation				
Produits laitiers				
Canada	**41 190 $**	36 585 $	**83 365 $**	70 147 $
États-Unis	**22 493**	30 394	**44 629**	62 507
	63 683	66 979	**127 994**	132 654
Produits d'épicerie	**7 042**	6 966	**14 493**	14 143
Charge relative à la rémunération à base d'actions (note 5)	**(860)**	–	**(1 720)**	–
	69 865 $	73 945 $	**140 767 $**	146 797 $
Intérêts	**10 323**	13 672	**21 744**	27 625
Bénéfice compte non tenu des impôts sur les bénéfices	**59 542**	60 273	**119 023**	119 172
Impôts sur les bénéfices	**17 433**	18 815	**35 591**	37 437
Bénéfice net	**42 109 $**	41 458 $	**83 432 $**	81 735 $

États consolidés des
flux de trésorerie
(non vérifiés)

(en milliers de dollars, sauf les données par action)	Pour les périodes de trois mois terminées les 30 septembre 2002	2001	Pour les périodes de six mois terminées les 30 septembre 2002	2001
Flux de trésorerie liés aux activités suivantes :				
Exploitation				
Bénéfice net	**42 109 $**	41 458 $	**83 432 $**	81 735 $
Éléments sans incidence sur la trésorerie				
Amortissement des immobilisations	**17 743**	17 085	**35 354**	35 342
Perte sur disposition d'immobilisations	**33**	—	**37**	—
Impôts futurs	**6 582**	2 789	**10 972**	5 578
	66 467	61 332	**129 795**	122 655
Variation des éléments hors caisse du fonds de roulement d'exploitation	**30 562**	(9 989)	**23 447**	(32 428)
	97 029	51 343	**153 242**	90 227
Investissement				
Ajouts aux immobilisations	**(17 005)**	(17 532)	**(32 259)**	(29 358)
Produit de disposition d'immobilisations	**965**	—	**1 518**	—
Autres éléments d'actif	**(2 223)**	695	**(1 706)**	(6 104)
	(18 263)	(16 837)	**(32 447)**	(35 462)
Financement				
Emprunts bancaires	**(6 502)**	9 031	**(26 757)**	(312)
Remboursement de la dette à long terme	**(45 030)**	(30 000)	**(70 030)**	(40 000)
Émission de capital-actions	**749**	1 130	**3 763**	3 456
Avantages sociaux futurs	**150**	312	**450**	576
Dividendes	**(16 023)**	(10 270)	**(16 023)**	(10 270)
	(66 656)	(29 797)	**(108 597)**	(46 550)
Augmentation de la trésorerie	**12 110**	4 709	**12 198**	8 215
Incidence des écarts de taux de change	**1 691**	520	**2 471**	960
Encaisse au début de la période	**5 720**	10 240	**4 852**	6 294
Encaisse à la fin de la période	**19 521 $**	15 469 $	**19 521 $**	15 469 $
Information complémentaire				
Intérêts payés	**1 891 $**	9 607 $	**21 138 $**	29 224 $
Impôts sur les bénéfices payés	**21 457 $**	24 505 $	**41 567 $**	29 092 $
Par action (note 4)				
Flux nets de trésorerie liés à l'exploitation, avant variation des éléments hors caisse du fonds de roulement d'exploitation				
De base	**0,64 $**	0,60 $	**1,26 $**	1,20 $
Dilué	**0,63 $**	0,59 $	**1,24 $**	1,19 $

Bilans consolidés

(en milliers de dollars)	30 septembre 2002 (non vérifié)	31 mars 2002 (vérifié)
Actif		
Actif à court terme		
Encaisse	**19 521 $**	4 852 $
Débiteurs	**270 633**	272 895
Stocks	**379 816**	406 621
Impôts à recevoir	**5 862**	4 288
Actif d'impôts futurs	**13 587**	13 781
Frais payés d'avance et autres éléments d'actif	**7 280**	11 078
	696 699	713 515
Placement de portefeuille	**55 991**	55 991
Immobilisations	**650 674**	658 845
Écarts d'acquisition	**569 561**	572 375
Autres éléments d'actif (note 3)	**43 546**	41 859
Actif d'impôts futurs	**4 080**	4 090
	2 020 551 $	2 046 675 $
Passif		
Passif à court terme		
Emprunts bancaires	**2 150 $**	28 907 $
Créditeurs et charges à payer	**313 985**	305 752
Impôts à payer	**1 532**	17 393
Tranche de la dette à long terme échéant à moins d'un an	**107 500**	102 555
	425 167	454 607
Dette à long terme	**493 646**	572 570
Avantages sociaux futurs	**13 397**	12 947
Passif d'impôts futurs	**116 244**	105 963
	1 048 454	1 146 087
Capitaux propres		
Capital-actions (note 5)	**463 585**	459 822
Bénéfices non répartis	**477 057**	409 648
Surplus d'apport résultant de la comptabilisation de la rémunération à base d'actions	**1 470**	—
Écart de conversion de devises étrangères	**29 985**	31 118
	972 097	900 588
	2 020 551 $	2 046 675 $

Notes afférentes
aux états financiers consolidés
(en milliers de dollars)

1. Conventions comptables
Les états financiers consolidés non vérifiés ci-joints ont été dressés par la Société selon les principes comptables généralement reconnus au Canada appliqués de la même manière que dans les plus récents états financiers vérifiés, à l'exception de la comptabilisation prospective depuis le 1er avril 2002 de la rémunération à base d'actions décrite à la note 5. Les présents états financiers consolidés non vérifiés ne comportent pas toutes les informations et les notes requises selon les principes comptables généralement reconnus pour les états financiers annuels et devraient donc être lus avec les états financiers consolidés vérifiés et les notes y afférentes inclus dans le rapport annuel de la Société pour l'exercice terminé le 31 mars 2002.

2. Conversion des devises étrangères
Les postes de bilan des établissements autonomes situés aux États-Unis ont été convertis en dollars canadiens en utilisant les taux de change en date des bilans, alors que les postes des états des résultats ont été convertis en utilisant les taux moyens mensuels au cours des exercices. L'écart de conversion de devises étrangères, présenté dans les capitaux propres, représente le cumul des gains ou pertes de change résultant des investissements nets de la Société dans des établissements autonomes situés aux États-Unis. La variation de l'écart de conversion de devises étrangères résulte des variations du dollar canadien par rapport au dollar américain et n'a pas d'impact sur les résultats.

Les postes des états financiers des établissements canadiens libellés en devises étrangères ont été convertis en dollars canadiens en utilisant les taux de change en date des transactions pour les éléments de revenus et dépenses, et le taux de change en date des bilans pour les éléments monétaires d'actif et de passif. Le gain de change résultant de ces conversions est inclus à l'état des résultats sous la rubrique « Coût des ventes, frais de vente et d'administration » et est représenté par les montants suivants :

	Pour les périodes de trois mois terminées les 30 septembre		**Pour les périodes de six mois terminées le 30 septembre**	
	2002	2001	**2002**	2001
Gain de change	**191 $**	36 $	**98 $**	10 $

3. Autres éléments d'actif

	30 septembre 2002	31 mars 2002
Actif net au titre des prestations des régimes de retraite	**27 746 $**	26 561 $
Autres	**15 800**	15 298
	43 546 $	41 859 $

4. Résultats par action

Le nombre moyen pondéré d'actions ordinaires en circulation pour la période de trois mois terminée le 30 septembre 2002 est de 103 389 462 (102 723 892 en 2001). Pour la période de six mois terminée le 30 septembre 2002, ce nombre est de 103 335 771 (102 635 714 en 2001).

Le nombre moyen pondéré d'actions ordinaires en circulation et d'actions à effet dilutif pouvant être émises en vertu du régime d'options d'achat d'actions de la Société est de 104 624 321 (103 290 382 en 2001).

En 2001, les calculs des résultats de base par action et des resultats dilués par action ont été ajustés rétroactivement, de façon à tenir compte du dividende en action déclaré aux porteurs inscrit le 23 novembre 2001 qui a eu le même effet qu'un fractionnement des actions à raison de deux pour une.

5. Capital-actions

Autorisé

Le capital-actions autorisé de la Société est constitué d'un nombre illimité d'actions ordinaires et privilégiées. Les actions ordinaires sont votantes et participantes. Les actions privilégiées peuvent être émises en une ou plusieurs séries, les modalités et privilèges de chaque série devant être établis au moment de leur création.

	30 septembre 2002	31 mars 2002
Émis		
103 405 553 actions ordinaires (103 184 447 actions au 31 mars 2002)	**463 585 $**	459 822 $

Au cours de la période de six mois terminée le 30 septembre 2002, 221 106 actions ordinaires ont été émises pour un montant de 3 763 000 $ en vertu du régime d'options d'achat d'actions.

Régime d'options d'achat d'actions

Au cours de la période de six mois terminée le 30 septembre 2002, la Société a émis 934 965 options.

	Nombre	**Prix d'exercice moyen pondéré**
Solde au 31 mars 2002	**3 258 967**	**16,69 $**
Options octroyées le 1er avril 2002	**934 965**	**30,35 $**
Options levées	**(221 106)**	**17,02 $**
Options annulées	**(93 932)**	**19,55 $**
Solde au 30 septembre 2002	**3 878 894**	**19,89 $**

5. Capital-actions (suite)

Rémunération à base d'actions

La Société a appliqué prospectivement les recommandations de l'ICCA relatives à la rémunération et autres paiements à base d'actions, et ce, à compter du 1er avril 2002. Ces recommandations suggèrent que la méthode de comptabilisation à la juste valeur soit utilisée pour comptabiliser aux résultats la rémunération à base d'actions. Au cours du trimestre terminé le 30 septembre 2002, la Société a donc adopté la méthode de la juste valeur pour enregistrer l'octroi des options d'achat d'actions à ses employés.

Une charge au montant de 735 000 $ (860 000 $ avant impôts sur les bénéfices) relative aux options octroyées a été comptabilisée aux résultats au cours de la période de trois mois terminée le 30 septembre 2002 et de 1 470 000 $ (1 720 000 $ avant impôts sur les bénéfices) pour la période de six mois terminée le 30 septembre 2002.

L'effet de cette charge sur le bénéfice par action et sur le bénéfice dilué par action est de 0,007 $ pour la période de trois mois terminée le 30 septembre 2002 et de 0,014 $ pour la période de six mois terminée à la même date.

La juste valeur des options d'achat d'actions a été estimée au moyen du modèle d'évaluation Black-Scholes en fonction des hypothèses suivantes :

Taux d'intérêt sans risque :	5 %
Durée prévue des options :	10 ans
Volatilité :	20 %
Taux de dividendes :	1,3 %

6. Chiffres correspondants

La classification de certains chiffres de la période précédente a été modifiée afin de la rendre comparable à la présentation adoptée au cours de la période en cours.